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Ridgewood Energy

Daniel V. Gulino
Senior Vice President
And General Counsel



October 31, 2005


H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

                  Re:      Ridgewood Energy K Fund, LLC
                           Ridgewood Energy L Fund, LLC
                           Ridgewood Energy M Fund, LLC
                           Amendment No.1 to Registration Statements
                           on Form 10
                           Filed September 1, 2005
                           File Nos. 0-51266, 0-51267, 0-51268, respectively
                           -----------------------------------------------------

Dear Mr. Schwall:

         Ridgewood Energy Corporation ("Ridgewood"), the manager of Ridgewood Energy K Fund, LLC (the "K Fund"), Ridgewood Energy L Fund, LLC (the "L Fund") and Ridgewood Energy M Fund, LLC (the "M Fund"), submits this response to the September 30, 2005 comment letter from the Securities and Exchange Commission ("SEC" or "Commission") regarding the above referenced amended filings (the "Comment Letter"). The K Fund, L Fund and M Fund (each a "Fund" and collectively the "Funds") became "effective" on June 28, 2005, sixty days after the filing of the registration statements on Form 10. The Funds are therefore subject to the reporting requirements of Section 13(a) of the Securities Exchange Act ("Exchange Act") and have been filing their periodic reports with the SEC on EDGAR as required.

         Some of the SEC's comments required a response in this letter, but not necessarily a change to the amended registration statements. In any event, if a change was made to the amended registration statements, or if no change was made, or if we disagreed with the SEC comment, it is noted in our response with appropriate explanation or justification. In addition, we have submitted marked copies of the amended registration statements to highlight the changes made in response to the Comment Letter. This letter and each Fund's 2nd Amendment to Registrations Statements on Form 10 ("Amended Registration Statements") were filed by EDGAR on October 31, 2005.

         We provide the following responses to the SEC's comments:




  947 Linwood Avenue o Ridgewood, NJ 07450 o T (201)447-9000 o F (201)447-0474

H. Roger Schwall
October 31, 2005
Page 2


General
-------

1) SEC Comment: We note your response to our prior comment 5. Despite your specification of what such investor kits are used for and to whom they are distributed, please explain to us whether suitability questionnaires are sent out prior to or at the same time as investor kits.

         Ridgewood Response: As part of every "Investor Kit" that is prepared, issued or distributed by Ridgewood on behalf of the Funds, an "Investor Subscription Booklet" is included (the "Investor Booklet"). A copy of the Funds "Investor Kit" was submitted as an exhibit to Ridgewood's September 1, 2005 response letter to the Commission. The Investor Booklet includes both a Subscription Agreement, which is executed by the proposed investor, as well as an Investor Questionnaire, which is to be completed by each proposed investor. An individual or entity can not become an investor in a Fund unless a Subscription Agreement and Investor Questionnaire are correctly completed.

         The Investor Questionnaire is used by Ridgewood and the Funds to obtain (from new investors) and confirm (for existing investors) general information such as address, phone number, etc. as well as to determine whether the proposed investor is an "accredited investor," as defined by Regulation D and, even if accredited, whether such investor is suitable for the investment the investor intends to make in the Fund. A review of the Investor Questionnaire, which was provided to the Commission in the Funds September 1, 2005 filing, clearly indicates that it is designed and intended to obtain information upon which the Funds can determine suitability and accreditation.

         These Investor Booklets (and the Investor Questionnaire) are distributed with and as part of the Investor Kits and not in advance of such kits specifically because they impact accreditation and suitability for a specific investment in a particular offering. Moreover, it would be extremely difficult for the Funds to send out an Investor Questionnaire to new Ridgewood investors in advance of the Investor Kits as the Funds, as the issuer, have no way of knowing who new investors may be until the offering begins, broker-dealers review the Investor Kits, begin to offer the Funds to their existing clients and either begin to provide Investor Kits themselves to their existing clients or instruct Ridgewood to send them to these clients.

         The Investor Questionnaire is not intended nor designed to be used by broker-dealers, registered representatives, or anyone else as some sort of investor "new account form" in which the proposed investor becomes a client of the selling broker-dealer (or registered representative) by executing the Investor Questionnaire. Although some information that the Funds seek from potential investors through the Investor Questionnaire may also be information that a broker-dealer or registered representative may include in a new account form, the Investor Questionnaire would make a poor substitute for any new account form. This is so because, among other things, the Investor Questionnaire references specifically the particular Fund and shares being offered, seeks limited background information regarding investor experience, preferences, and investments, and requires investor representations and warranties to the Fund and not to any broker-dealer or registered representative.

H. Roger Schwall
October 31, 2005
Page 3


2) SEC Comment: We have reviewed your response to prior comment 5. Please have the broker-dealers with whom you work as well as the registered representatives of the largest broker-dealer clients, confirm that they in practice, as well as theory, impose strict prohibitions against the general solicitation if investors for the funds.

         Ridgewood Response: As mentioned in the Funds' responses to the Commission's June 2, 2005 comment letter, which response was filed with the Commission on September 1, 2005, the Funds have executed a "Selling Agreement" with each of the broker-dealers that ultimately sell the Funds' shares. The Selling Agreement is attached to Ridgewood's September 1, 2005 response. The Selling Agreement imposes an obligation upon the broker-dealers to comply with Regulation D. Ridgewood and the Funds are somewhat reluctant to provide specific management, oversight and direction to the broker-dealers regarding how they sell the Funds or ensure compliance with Regulation D so as not to jeopardize the "independent contractor" nature of the relationship between the Fund and broker-dealers. While the Funds realize that the actions of broker-dealers or registered representatives may impact the Funds regarding Regulation D compliance, more rigid or structured management or oversight by the Funds of the broker-dealers or registered representatives other than via contractual commitments could impose potential liability under agency law principals upon the Funds to individual investors for any alleged fraudulent actions of broker-dealers or registered representatives.

         Nevertheless, in an attempt to comply with the Commission's comments, Robert Gold, Ridgewood's Executive Vice President, contacted several of the Funds' largest broker-dealers and while each indicated that they do indeed have Regulation D compliance policies in place and enforce these policies, none of these broker-dealers were willing provide a writing or some other form of affirmation when the reason for Ridgewood's inquiry was revealed to them.

         Therefore, while Ridgewood believes that all of the broker-dealers with whom it has selling agreements comply with those agreements and have Regulation D policies in place and such policies are followed and enforced, Ridgewood can not independently confirm that fact.

Where you can get more information
----------------------------------

3) SEC Comment: Please review the disclosure to reflect the change in the Securities and Exchange Commission's address to 100 F Street NE, Washington, DC 20549

         Ridgewood Response: We have revised the amended registration statements accordingly to address this comment at page 19 of the Amended Registration Statements.

Ridgewood Energy K Fund LLC
---------------------------

Form 10/A
---------

Projects, page 2
----------------

H. Roger Schwall
October 31, 2005
Page 4


1) SEC Comment: Please update your project status. For example, but without limitation, we note under your description of West Cameron 556 you indicate your plan to drill an exploratory well during the second quarter of 2005 while that quarter has lapsed.

         Ridgewood Response: We have revised the Amended Registration Statements accordingly to address this comment.

Selected Financial Data
-----------------------

2) SEC Comment: We note you have labeled the sum of expenses, excluding "investment fees" as "loss from operations" which is not comparable to loss from operations as presented under GAAP. Please review the title of this metric to adequately describe its nature or remove this metric from your representation. Refer to Item 10(e)ii(E) of Regulation S-K.

         Ridgewood Response: We have revised the Amended Registration Statements accordingly to address this comment at page 20 of the Amended Registration Statements.

3) SEC Comment: We note that you have excluded your investment fee from your computation of "loss from operations" which represents total expenses. Additionally, you describe investment fees as a one time management service fee although fees from management services are recurring. Pleases demonstrate how it is appropriate to characterize this as a one-time fee in view that management is performing ongoing services. Confirm that this fee is not a commission, if true.

         Ridgewood Response: We have revised the amended registration statements accordingly to address this comment at page 20 of the Amended Registration Statements.

         The investment fee is not nor is it intended to be a commission. In addition, the investment fee is not a "management fee" that is intended to compensate the manager for "on-going" management services. Ridgewood employs five people in its Houston, Texas office, as well as several in the New Jersey office, who are responsible for, among other things, locating, investigating, reviewing and completing investments in oil and gas properties for the Funds. The investment fee is intended to compensate Ridgewood for the costs associated with these due diligence and investigatory activities. Additionally, however, Ridgewood charges the Funds a "management fee," which is intended to compensate Ridgewood for its recurring activities associated with, for example, the preparation of the Funds tax returns, investor relations and documentation, financial reports, SEC filings, and, with respect to investments in oil and gas properties, the day to day management and oversight required of Ridgewood once the investment has been made.

Results of Operations
---------------------

4) SEC Comment: Your discussion of results of operations appears to generally exclude a discussion and analysis of underlying factors contributing to significant expenses and revenues. Without limitation for example, it is not apparent what factors contributed to your high dry hole costs and limited drilling success. When describing various conditions and effects, it should be clear whether such matters are external of internal, and temporary or permanent.

H. Roger Schwall
October 31, 2005
Page 5


The interrelationships between the various factors identified, and their relative significance, should be apparent. Please refer to the guidance in Regulation S-K, Instruction 3 to Paragraph 303(a), and FRC Section 501.12.b.4; revise your discussion accordingly.

         Ridgewood Response: The significant expenses incurred by the K Fund are practically all related to the dry-hole costs. The Commission has requested a discussion and analysis of the underlying factors that contributed to the K Funds high dry-hole costs. In a very real sense, there are no underlying factors that contributed to the number of dry-holes experienced by the K Fund. Experience, seismic and geological interpretation and probability statistics, as well as good fortune, play significant roles in the success of natural gas exploration. As the Funds indicate in their private placement memorandum, natural gas exploration is highly risky and the exploration activities, procedures, analysis and evaluations, which in the past have resulted in significant discoveries of natural gas reserves, may in some instances result in one or more dry-holes. All of the wells that ultimately resulted in dry-holes were evaluated, monitored and analyzed in the same manner as those wells that ultimately produce natural gas.

5) SEC Comment: Please tell us, and to the extent appropriate disclose in your document, the expected effects of the recent hurricane and other weather activity in the Gulf of Mexico on your operations.

         Ridgewood Response: Although there have been a significant number of intense hurricanes in the Gulf of Mexico this hurricane season, the Funds have been fortunate in that many of the projects in which they have invested are in the early stages of development and therefore had little "permanent" equipment in place. As a result, the Funds have not incurred any damage from the hurricanes. The Funds are however impacted in that there are production delays as repairs are made to gas processing plants onshore or in some cases, the interstate gas pipeline through which we sell our gas. The onshore facilities in western Louisiana were extremely hard hit, and most of them are expected to take another 2 to 8 weeks to repair. We have revised the Amended Registration Statements accordingly to address this comment at page 22.

Financial Statements
--------------------

Report of Independent Registered Public Accounting Firm

6) SEC Comment: We note your auditors' report does not cover the period of March 1, 2004, the date of formation to March 30, 2004. Please obtain an audit for the entire period since inception.

         Ridgewood Response: We have obtained an audit for the period March 1, 2004 (inception) through December 31, 2004. Our auditors have revised their report along with our revised financial statement headings to include the date of March 1, 2004.

Financial Statements
--------------------


7) SEC Comment: Please identify and report all related party amounts on the face of your balance sheet.

H. Roger Schwall
October 31, 2005
Page 6


         Ridgewood Response: We have added a footnote reference to related party transactions on the Balance Sheets of the Funds in the Financial Statements attached to the Amended Registration Statements accordingly to address this comment.

8) SEC Comment: We note that you have combined accrued liabilities and accounts payable into one line item on the face of your balance sheet. To the extent that this line item includes amounts that individually exceed 5% of the respective total; current liabilities, report them separately, either in a footnote or on the face of the financial statements. Refer to Rules 5-02(8) and (20) of Regulation S-X.

         Ridgewood Response: The Balance Sheets for the Funds have been amended to reflect amounts "Due to Operator and Accrued Expenses Payable" as separate line items. In general, all expenses are paid by the Manager and, to the extent not reimbursed by the Funds through the management fee, are reimbursed by the Funds in accordance with the LLC Agreement.

9) SEC Comment: Please revise your balance sheet presentation of equity to distinguish between amounts ascribed to each ownership class, as applicable. The equity attributed to the manager should be stated separately from the equity of the unit holders, and changes in the number of equity units authorized and outstanding should be shown for each ownership class, as applicable.

         Ridgewood Response: The Funds Balance Sheets have been revised to identify separately equity ownership of the Manager and the Shareholders.

Statement of Operations
-----------------------

10) SEC Comment: Please identify and report all related party amounts on the face of your statements of operations.


         Ridgewood Response: We have added a footnote reference to related party transaction on the Funds' Statements of Operations accordingly to address this comment.

11) SEC Comment: Please review your statements of operations, selected financial data, and discussion of results of operations to exclude interest income as a component of revenue. Interest earned is more appropriately characterized as other income,. Refer to Rule 5-03(b) of Regulation S-X.

         Ridgewood Response: We have revised the Funds' Statements of Operations to reflect Interest Income as "Other Income" rather than revenue.

12) SEC Comment: Please review your statements of operations to clearly show the aggregate amount of net income (loss) allocated to the manager and the aggregate amount allocated to the unit holders. Additionally disclose the results of operations on a per unit basis.

H. Roger Schwall
October 31, 2005
Page 7


         Ridgewood Comment: We have revised the Funds' Statements of Operations to disclose the results of operations allocated to the manager and the aggregate amount allocated to the Shareholders. Additionally, the results of operations on a per unit basis have been included.

Statements of Cash Flows
------------------------

13) SEC Comment: Please review your statements of cash flows to separately show acquisitions and capitalized costs related to oil and gas properties as a component of investing activities.

         Ridgewood Response: We have revised the Funds' Statements of Cash Flows to reflect separately capital expenditures related to oil and gas properties as a component of investing activities.

14) SEC Comment: Please remove the subtotal included in your operating cash flows, as this measure is not contemplated by SFAS 95.

         Ridgewood Response: We have revised the Funds' Statements of Cash Flows to exclude the subtotal of adjustments in the operating cash flow section in accordance with SFAS 95.

15) SEC Comment: Please explain why dry hole costs expensed are not included as an adjustment from net income to operating cash flows.

         Ridgewood Response: We have revised the Funds' Statements of Cash Flows to reflect dry hole costs as an adjustment from net income to operating cash flows. Capitalized expenditures of oil and gas properties are now reflected in the investing section of the statements.

16) SEC Comment: Please explain why exploratory drilling costs initially capitalized in accordance with paragraph 19 of SFAS 19 are not classified as an investing activity.

         Ridgewood Response: We have revised the Funds' Statements of Cash Flows to reflect exploratory drilling costs as an investing activity in accordance with the Commission's comment.

Note 1 Organization and Purpose
-------------------------------

17) SEC Comment: Please expand your discussion to describe the role and responsibility of the manager. We note your related disclosures in Note 2, 4 and 5.

         Ridgewood Response: Note 1 of the Funds' Financial Statement Footnotes has been revised to include an expanded description of the role and responsibilities of the Manager, as directed by the Commission.

H. Roger Schwall
October 31, 2005
Page 8


Note 2- Summary of Significant Accounting Policies
--------------------------------------------------


Oil and Gas Properties
----------------------

18) SEC Comment: We note that you have characterized certain of your development costs as unproved although paragraph 21 of SFAS 19 designates development costs as those costs incurred to obtain access to proved reserves. Paragraph 19 of SFAS 19 indicates that costs associated with drilling and equipping exploratory wells and exploratory-type stratigraphic wells are typically capitalized pending determination of proved reserves and are characterized as exploratory costs. Accordingly please revise your disclosures to appropriately characterize your capitalized costs in a manner consistent with SFAS 19.

         Ridgewood Response: We have revised the Funds' Balance Sheets to reflect exploratory drilling costs in accordance with SFAS 19. Additionally, the Financial Statement Footnotes Note 2 disclosure regarding exploratory costs has been revised.

19) SEC Comment: We note that you have not disclosed your accounting policy for exploratory drilling costs which are suspended until determination of proved reserves associated with those costs. Although your reference to FSP19-1 under note 3 suggests that considerations regarding suspended well costs would not have a material impact on your current operations it is unclear how you determined this since you appear to have capitalized costs associated with unproved properties. Please submit the disclosure revisions that you believe would be responsive to our February 11, 2005 Industry Letter, posted on our website at www.sec.gov/divisions/corfin/guidance/oilgas 021105.htm. Your discussions should convey the status of the significant properties or projects involved, including the anticipated timing of when you expect to be able to determine whether or not proved reserves have been found in relation to capital costs associated with exploratory wells.

         Ridgewood Response: We have revised the Funds' Balance Sheets to reflect exploratory drilling costs in accordance with SFAS 19. Additionally, the Financial Statement Footnotes 2 and 3 disclosure regarding exploratory costs has been revised in accordance with FSP19-1.

Revenue Recognition
-------------------

20) SEC Comment: Please explain your revenue recognition policy disclosure regarding how you account for gas imbalances. Refer to EITF 90-22.

         Ridgewood Response: The Financial Statement Footnote 2 for the K Fund has been amended to incorporate the Fund's policy with respect to gas imbalances.

H. Roger Schwall
October 31, 2005
Page 9



Asset Retirement Obligations
----------------------------

21) SEC Comment: We note your disclosure indicating your asset retirement obligations cannot be reasonably estimated since retirement dates are indeterminate. Please demonstrate how retirement dates are not reasonably estimated. Explain to us how you considered the development and productive life of your proved reserves. We note that designated reserves as proved necessitates estimates of production life. To the extent you determine that an asset retirement obligation can be reasonably estimated please revise your financial statements and disclosures accordingly.

         Ridgewood Response: As of December 31, 2004, the Fund had one producing well. As of June 30, 2005, the Fund had two producing wells. The estimation of the Fund's asset retirement obligations involves input from-third party engineers and the Operator. In the case of the East Cameron 299 wells, the Fund is only liable for its portion (10%) of the plugging and abandonment of the wells. All pipeline, platform and other abandonment costs are the responsibility of the Operator. We have determined the Fund's asset retirement obligation to be approximately $18,000 per well. Due to the lack of materiality to the overall financial condition as of December 31, 2004 and June 30, 2005, and the operations of the Fund, no asset retirement obligation was recorded.

Note 8, Costs Relating to Oil and Gas Activities
------------------------------------------------


22) SEC Comment: We note your description of certain capitalized costs as intangible which does not appear consistent with SFAS 19 since that statement does not contemplate characterization of intangible capitalized costs. Additionally it appears you may need to reassess your capitalization of "development" costs relating to unproved properties since such costs are typically associated with proved properties under the successful efforts method.

         Ridgewood Response: We have revised the Funds' Financial Statements Footnotes Note 8 to reflect capitalized costs included on the Funds' Balance Sheets in accordance with the Commission's comment.

23) SEC Comment: Please revise your disclosure of results from operations for oil and gas producing activities to include exploration expenses. Refer to paragraph 24 of SFAS 69.

         Ridgewood Response: We have revised our disclosure of the results of operations for oil and gas producing activities (Note 8) to include dry hole costs in accordance with paragraph 24 of SFAS 69. With the exception of the M Fund, there were no exploratory expenses incurred as the Funds entered into the projects subsequent to the completion of geological testing.

H. Roger Schwall
October 31, 2005
Page 10


Ridgewood Energy L Fund, LLC
----------------------------

Form 10/A
---------

General
-------

24) SEC Comment: Please revise your Form 10/A as necessary to comply with all applicable comments written on your Form 10/A of Ridgewood Energy K Fund, LLC above. Your revisions should include enhanced disclosure to MD&A, the financial statements, and notes to financial statements based on principles underlying the comments.

         Ridgewood Response: We have revised the Amended Registration Statements for the L Fund accordingly to address this comment.

25) SEC Comment: We note that you have labeled your operations as in the development stage although you have no proved reserves. Since you are in an extractive industry, it will be necessary to revise the disclosures and labeling throughout your document to characterize the company as an "exploratory state" entity, rather than a "development state" entity, as that term has specific meaning within the extractive industry which describes an advanced operating stage in which proved reserves have been determined.

         Ridgewood Response: The Funds' Financial Statements for the L Fund and the M Fund have been amended to reflect that these Funds are "exploratory stage" enterprises consistent with companies in the extractive industry.

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

26) SEC Comment: We note that Ridgewood Energy L Fund LLC was formed on May 27, 2004, however your auditors' report and financial statement headings indicate July 1, 2004 as the date of inception. Please obtain an audit for the period from August 2, 2004 through September 6, 2005. Additionally, have your auditors revise their report along with revising your financial statement headings to include the date of September 6, 2004. Refer to Paragraph 11 of SFAS 7.

         Ridgewood Response: We have obtained an audit for the period from May 27, 2004 through December 31, 2004. Our auditors have revised their report along with our revised financial statement headings to include the date of May 27, 2004.

Statement of Shareholders' Capital
----------------------------------

27) SEC Comment: We note your statement of members' equity includes "Syndication Costs" although your balance sheet characterizes this item as contributed capital. Please revise your statement of stockholders' equity in a manner consistent with your balance sheet presentation.

         Ridgewood Response: The Statements of Shareholders Capital and Balance Sheets for the Funds have been amended to provide consistency in the

H. Roger Schwall
October 31, 2005
Page 11

presentation of Shareholders Capital. We recognize that syndication costs are a significant element of shareholders capital and warrants disclosure on both statements.

Ridgewood Energy M, Fund, LLC
-----------------------------

Form 10/A
---------

28) SEC Comment: Please revise your Form 10/A as necessary to comply with all applicable comments written on your Form 10/A of Ridgewood Energy K Fund LLC and Ridgewood Energy L Fund LLC above. Your revisions should include enhanced disclosures to MD&A, the financial statements, and notes to the financials statements based on principles underlying the comments.

         Ridgewood Response: We have revised the amended registration statements accordingly to address this comment.

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

29) SEC Comment: We note Ridgewood Energy M Fund LLC was formed on August 2, 2004, however, your auditors' report and financial statements headings indicated September 7, 2004, as the date of inception. Please obtain an audit for the period from August 2, 2004 through September 6, 2005. Additionally, please have your auditors revise the report along with revising your financial statements headings to include the date of inception if August 2, 2004. Refer to Paragraph 11 of SFAS 7.

         Ridgewood Response: We have obtained an audit for the period from August 2, 2004 through December 31, 2004. Our auditors have revised their report along with our revised financial statement headings to include the date of August 2, 2004

Statement of Shareholders' Capital
----------------------------------

30) SEC Comment: We note that you have labeled balances as of December 31, 2004 as "unaudited", although the auditor's report indicates that such balances are audited. Please revise your disclosures as appropriate.

         Ridgewood Response: The Statement of Shareholders Capital for the M Fund has been amended to reflect the December 31, 2004 balances as "audited".

31) SEC Comment: We note you have not labeled each category of equity transactions presented in your statement of members' equity for the six months ended June 30, 2005 as "unaudited". Please revise your presentation accordingly.

         Ridgewood Response: The Statement of Shareholders Capital for the M Fund has been amended to reflect the June 30, 2005 line activity as "unaudited".

H. Roger Schwall
October 31, 2005
Page 12



Forms 10-Q for the Fiscal Quarter Ended June 30, 2005
-----------------------------------------------------

32 SEC Comment: Please revise your Forms 10-Q for the Ridgewood entities above as necessary to comply with all applicable comments written on your Forms 10/A for each entity above. Your revisions should include enhanced disclosure to MD&A, the financial statements, and the notes to the financial statements based on principles underlying the comments.

         Ridgewood Response: The Forms 10Q for the Funds for the quarter ended June 30, 2005 have been amended in accordance with the Commission's comments.

         Attached as Exhibit [ ] is a written statement from Ridgewood to the SEC acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and
(iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000. Thank you.


Very truly yours,

/s/ Daniel V. Gulino

Daniel V. Gulino



Att.